UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of: February 2010
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                         -------------------------------
                 (Translation of registrant's name into English)

                              94 Em Hamoshavot Road
                           Petach Tikva 49527, Israel
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F [X]    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes __   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its fourth quarter and year ended December 31, 2009 earnings results, issued on February 3, 2010.

  The GAAP financial statements in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES
      LTD. are incorporated by reference into the Form S-8 of the Company, registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825
and 333-158839, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CLICKSOFTWARE TECHNOLOGIES LTD.
                                        (Registrant)

                                      By: /s/ Shmuel Arvatz
                                          --------------------------------------
                                          Name:    Shmuel Arvatz
                                          Title:   Executive Vice President and
                                                   Chief Financial Officer

Date: February 3, 2010

ClickSoftware Contact:                          Investor Relations Contact:
Noa Schuman                                     Marybeth Csaby / Rob Fink
Investor Relations                              KCSA Strategic Communications
+972-3-7659-467                                 212-896-1236 / 212-896-1206
Noa.Schuman@clicksoftware.com                   mcsaby@kcsa.com / rfink@kcsa.com

  CLICKSOFTWARE REPORTS RECORD REVENUES FOR THE FOURTH QUARTER AND YEAR ENDED
                                DECEMBER 31, 2009

  Quarterly Bookings Up 94% from Previous Quarter, Annual Revenues Up 17%, and
                         Annual Operating Income Up 77%

--------------------------------------------------------------------------------

BURLINGTON, MA, February 3, 2010 - ClickSoftware Technologies Ltd. (NasdaqGS:
CKSW), the leading provider of workforce management and service optimization solutions, today announced results for the fourth quarter and year ended December 31, 2009.

For the fourth quarter ended December 31, 2009, total revenues were $17.2 million, with net income of $3.8 million, or $0.12 per fully diluted share. This compares with revenues of $14.1 million and net income of $5.0 million, or $0.17 per fully diluted share, for the same period last year, and revenues of $16.6 million and net income of $3.2 million, or $0.10 per fully diluted share, for the third quarter of 2009.

Non-GAAP net income was $3.5 million, or $0.11 per fully diluted share, for the fourth quarter of 2009. This compares to Non-GAAP net income of $3.3 million, or $0.11 per fully diluted share, for the same period last year, and Non-GAAP net income of $3.6 million or $0.11 per fully diluted share, for the third quarter of 2009.

Software license revenues for the fourth quarter of 2009 were $5.5 million, while service and maintenance revenues were $11.6 million. This compares to software license revenues of $5.6 million and service revenues of $8.5 million for the same period last year, and $5.4 million and $11.2 million, respectively, in the third quarter of 2009.

Gross profit in the fourth quarter of 2009 was $11.1 million, or 65% of revenues, compared to $10.0 million, or 71% of revenues, in the same period last year, and $10.9 million, or 65% of revenues, in the third quarter of 2009.

During the fourth quarter of 2009 the Company concluded the acquisition of the assets of AiPoint for total consideration of about $1.5 million in cash. Cash, cash equivalents and short and long-term investments at the end of the fourth quarter decreased to $35.0 million from $36.5 million at the end of the third quarter of 2009. Net cash provided by operating activities was $0.6 million during the fourth quarter of 2009.

Full Year Results
Total revenues for 2009 grew 17% over 2008 to $61.1 million, yielding net income of $12.5 million, or $0.40 per fully diluted share. This compares with revenues of $52.3 million and net income of $8.1 million, or $0.27 per fully diluted share, for 2008. Non-GAAP net income for 2009 was $12.7 million, or $0.41 per fully diluted share. This compares with Non-GAAP net income of $7.0 million, or $0.24 per fully diluted share, for 2008.

Management Commentary
"Financial and operational results for the fourth quarter capped off a successful year for ClickSoftware. Specifically, strong bookings of $21 million in the quarter - almost double than the third quarter's level - contributed to a substantial increase in our backlog and deferred revenues which amounted to $27.4 million at the end of the year. In 2009, we acquired a record number of new customers that are globally diverse. APX Alarm, Cable and Wireless, Cez Group, Severn Trent Water, NHS Highland, Portugal Telecom and ROK are some of the companies that recognized the value of ClickSoftware, and came on board during the challenging economy of 2009", said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "While focusing on execution to achieve the results of 2009, we continued to build the platform that, we believe, will accelerate our growth in 2010 and beyond. Our R&D group had a productive year and with three acquisitions in 2009 we enter 2010 with four growth engines: enterprise field force optimization, mobility, shift planning, and small-medium business solutions based on our SaaS offering", he added.

Outlook
For 2010, the Company currently expects to achieve revenues in the approximate range of $71.5 to $74.5 million, representing about 17% to 22% growth over 2009. This outlook is based on $27.4 million in backlog and deferred revenues - which are about 37.5% of 2010 mid revenue target - and current visibility into a growing sales pipeline.

Investors Conference Call
ClickSoftware will host a conference call today at 9:00 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(877) 941-4775 and ask for the ClickSoftware conference call. International participants, please call (480) 629-9761. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (800) 406-7325 (international callers can dial (303) 590-3030), ID Code: 4199749.

About ClickSoftware
ClickSoftware is the leading provider of workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting, capacity planning and shift scheduling to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 150 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The Company is headquartered in Burlington, MA and Israel, with offices in Europe and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation in accordance with the requirements of ASC 718 (originally issued as SFAS No. 123R, "Share-based Payment" ("123R")), tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. For example, when we discuss our "Outlook" for 2010, our long term plans for growth and anticipated benefits from acquisitions, we are using forward-looking statements. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (Unaudited. In thousands, except share and per share amounts)

                                                                Three Months Ended

                                                 December 31, 2009            December 31, 2008
                                              ------------------------    -----------------------
                                                               % of                       % of
                                                   $         Revenues          $        Revenues
                                              ----------    ----------    ----------   ----------
Revenues:
      Software license                        $    5,530            32%   $    5,567           31%
      Services                                    11,642            68%        8,560           69%
                                              ----------    ----------    ----------   ----------
            Total revenues                        17,172           100%       14,127          100%
                                              ----------    ----------    ----------   ----------
Cost of revenues:
      Software license                               379             2%          323            2%
      Services                                     5,703            33%        3,821           27%
                                              ----------    ----------    ----------   ----------
            Total cost of revenues                 6,082            35%        4,144           29%
                                              ----------    ----------    ----------   ----------

Gross profit                                      11,090            65%        9,983           71%
                                              ----------    ----------    ----------   ----------
Operating expenses:
      Research and development costs, net          1,798            10%        1,499           11%
      Selling and marketing expenses               4,451            26%        3,946           28%
      General and administrative expenses          1,702            10%        1,436           10%
                                              ----------    ----------    ----------   ----------

            Total operating expenses               7,951            46%        6,881           49%
                                              ----------    ----------    ----------   ----------
Net income from operations                         3,139            18%        3,102           22%
Interest, net                                        (44)            0%          (38)           0%
                                              ----------    ----------    ----------   ----------
Net income before taxes                       $    3,095            18%   $    3,064           22%
Tax benefit, net                                     705             4%        1,925           13%
                                              ----------    ----------    ----------   ----------
Net income                                    $    3,800            22%   $    4,989           35%
                                              ----------    ----------    ----------   ----------

Net income per ordinary share:
Basic                                         $     0.13                  $     0.17
                                              ----------                  ----------
Diluted                                       $     0.12                  $     0.17
                                              ----------                  ----------
Shares used in computing basic Net income
per share                                     30,232,763                  28,621,436
                                              ----------                  ----------
Shares used in computing diluted Net income
per share                                     31,808,737                  29,281,305
                                              ----------                  ----------

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share amounts)

                                                                     Year Ended
                                                  December 31, 2009          December 31, 2008
                                                     (unaudited)                 (audited)
                                              ------------------------    -----------------------
                                                               % of                       % of
                                                   $         Revenues          $        Revenues
                                              ----------    ----------    ----------   ----------
Revenues:
      Software license                        $   19,259            32%   $   19,819           38%
      Services                                    41,864            68%       32,443           62%
                                              ----------    ----------    ----------   ----------
            Total revenues                        61,123           100%       52,262          100%
                                              ----------    ----------    ----------   ----------
Cost of revenues:
      Software license                             1,980             3%        1,933            4%
      Services                                    18,851            31%       16,146           31%
                                              ----------    ----------    ----------   ----------
            Total cost of revenues                20,831            34%       18,079           35%
                                              ----------    ----------    ----------   ----------

Gross profit                                      40,292            66%       34,183           65%
                                              ----------    ----------    ----------   ----------
Operating expenses:
      Research and development costs, net          6,499            11%        6,459           12%
      Selling and marketing expenses              16,240            27%       16,002           31%
      General and administrative expenses          6,423            10%        5,446           10%
                                              ----------    ----------    ----------   ----------

            Total operating expenses              29,162            48%       27,907           53%
                                              ----------    ----------    ----------   ----------
Net income from operations                        11,130            18%        6,276           12%
Interest, net                                        380             0%          149            0%
                                              ----------    ----------    ----------   ----------
Net income before taxes                       $   11,510            18%   $    6,425           12%
Tax benefit, net                                   1,004             2%        1,686            4%
                                              ----------    ----------    ----------   ----------
Net income                                    $   12,514            20%   $    8,111           16%
                                              ----------    ----------    ----------   ----------

Net income per ordinary share:
Basic                                         $     0.43                  $     0.28
                                              ----------                  ----------
Diluted                                       $     0.40                  $     0.27
                                              ----------                  ----------
Shares used in computing basic Net income
per share                                     29,400,973                  28,564,496
                                              ----------                  ----------
Shares used in computing diluted Net
income per share                              31,137,238                  29,503,217
                                              ----------                  ----------

                         ClickSoftware Technologies Ltd.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
          (Unaudited. In thousands, except share and per share amounts)

                                                                Three Months Ended

                                                 December 31, 2009            December 31, 2008
                                              ------------------------    -----------------------
                                                               % of                       % of
                                                   $         Revenues          $        Revenues
                                              ----------    ----------    ----------   ----------
GAAP Net income:                              $    3,800            22%   $    4,989           35%
Adjustment of share-based compensation
within:
      Cost of Services                                35                          31
      Research and development costs, net             32                          28
      Selling and marketing expenses                  73                          60
      General and administrative expenses            162                          91
Adjustment of amortization of intangible
assets within:
    Cost of revenues                                 130                           -
    Research and development costs, net               30                           -
Deferred taxes                                      (790)                     (1,940)
                                              ----------    ----------    ----------   ----------
Non-GAAP Net income                           $    3,472            20%   $    3,259           23%
                                              ----------    ----------    ----------   ----------

GAAP Net income per ordinary share:
Basic                                         $     0.13                  $     0.17
                                              ----------                  ----------
Diluted                                       $     0.12                  $     0.17
                                              ----------                  ----------

Non-GAAP Net income per ordinary share:
Basic                                         $     0.11                  $     0.11
                                              ----------                  ----------
Diluted                                       $     0.11                  $     0.11
                                              ----------                  ----------

                         ClickSoftware Technologies Ltd.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
          (Unaudited. In thousands, except share and per share amounts)

                                                                     Year Ended

                                                  December 31, 2009           December 31, 2008
                                              ------------------------    -----------------------
                                                               % of                       % of
                                                   $         Revenues          $        Revenues
                                              ----------    ----------    ----------   ----------
GAAP Net income:                              $   12,514            20%   $    8,111           16%
Adjustment of share-based compensation
within:
      Cost of Services                               131                         115
      Research and development costs, net            120                         108
      Selling and marketing expenses                 267                         225
      General and administrative expenses            474                         331
Adjustment of amortization of intangible
assets within:
    Cost of revenues                                 278                           -
    Research and development costs, net               89                           -
Deferred taxes                                    (1,220)                     (1,940)
                                              ----------    ----------    ----------   ----------
Non-GAAP Net income                           $   12,653            21%   $    6,950           13%
                                              ----------    ----------    ----------   ----------

GAAP Net income per ordinary share:
Basic                                         $     0.43                  $     0.28
                                              ----------                  ----------
Diluted                                       $     0.40                  $     0.27
                                              ----------                  ----------

Non-GAAP Net income per ordinary share:
Basic                                         $     0.43                  $     0.24
                                              ----------                  ----------
Diluted                                       $     0.41                  $     0.24
                                              ----------                  ----------

                         ClickSoftware Technologies Ltd.
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)


                                                          December 31,    December 31,
                                                             2009            2008
                                                         ------------    ------------
                                                          (unaudited)      (audited)
                      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                             $     16,712    $     17,427
   Short-term investments                                      17,734          13,857
   Trade receivables, net                                      16,410           7,825
   Deferred taxes                                               3,160           1,940
   Other receivables and prepaid expenses                       1,980           1,071
                                                         ------------    ------------
              Total current assets                             55,996          42,120
                                                         ------------    ------------
FIXED ASSETS
   Cost                                                         6,025           4,142
   Less - accumulated depreciation                              2,898           2,017
                                                         ------------    ------------
              Total fixed assets                                3,127           2,125
                                                         ------------    ------------
   Long-term investments                                          528             699
   Intangible assets, net                                       2,802               -
   Goodwill                                                     2,511               -
   Severance pay deposits                                       1,485           1,218
                                                         ------------    ------------
           Total Assets                                  $     66,449    $     46,162
                                                         ============    ============

            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued expenses                 $     11,619    $      8,780
   Deferred revenues                                            6,711           5,442
                                                         ------------    ------------
              Total current liabilities                        18,330          14,222
                                                         ------------    ------------

LONG TERM LIABILITIES
   Accrued severance pay                                        2,879           2,653
   Deferred revenues - Long term                                2,582           3,201
                                                         ------------    ------------
              Total long-term liabilities                       5,461           5,854
                                                         ------------    ------------
              Total liabilities                                23,791          20,076
                                                         ------------    ------------
SHAREHOLDERS' EQUITY
   Ordinary shares of NIS 0.02 par value                          124             116
   Additional paid-in capital                                  78,933          74,771
   Accumulated deficit                                        (36,438)        (48,952)

   Accumulated other comprehensive income                          82             194
   Treasury stock, at cost: 39,000 shares                         (43)            (43)
                                                         ------------    ------------
              Total shareholders' equity                       42,658          26,086
                                                         ------------    ------------
         Total Liabilities and shareholders' equity      $     66,449    $     46,162
                                                         ============    ============

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of U.S dollars)

                                                                                  Year Ended
                                                                    December 31, 2009    December 31, 2008
                                                                       (unaudited)           (audited)
                                                                    --------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                                         $     12,514         $      8,111
      Adjustments to reconcile net income to
      net cash provided by operating activities:
         Expenses not affecting operating cash flows:
               Depreciation                                                     1,032                  752
               Amortization of deferred compensation                              991                  779
               Amortization of acquired intangible assets                         367                    -
               Severance pay, net                                                 (41)                 180
               Other                                                               22                   15
         Changes in operating assets and liabilities:
                Increase in trade receivables                                  (8,585)                (942)
                Increase in deferred taxes                                     (1,220)              (1,940)
                (Increase) Decrease in other receivables                       (1,021)                 163

                Increase in accounts payable and accrued expenses               2,839                1,499
                Increase (Decrease) in deferred revenues                          650                  (79)
                                                                         ------------         ------------
      Net cash provided by operating activities                          $      7,548         $      8,538
                                                                         ------------         ------------
CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of equipment                                                 (2,057)              (1,455)
         Acquisition of intangible assets and goodwill
         in a business combination                                             (5,679)                   -
         Short-term investment                                                 (3,706)               1,100
                                                                         ------------         ------------
      Net cash used in investment activities                             $    (11,442)        $       (355)
                                                                         ------------         ------------
CASH FLOWS FROM FINANCING ACTIVITIES
         Employee options exercised                                             3,179                  190
                                                                         ------------         ------------
      Net cash provided by financing activities                          $      3,179         $        190
                                                                         ------------         ------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                 (715)               8,373
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               17,427                9,054
                                                                         ------------         ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                               $     16,712         $     17,427
                                                                         ------------         ------------